[Letterhead of Pharmacopeia]

August 1, 2006

Via Edgar

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 First Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:	Pharmacopeia Drug Discovery, Inc.
Form 10-K for the Year Ended December 31, 2005
Form 10-Q for the Quarterly Period Ended March 31, 2006
File No. 000-32801

Dear Mr. Rosenberg:

By letter dated July 18, 2006 (the “Comment Letter”) from you to Leslie J. Browne, Ph.D., President and Chief Executive Officer of Pharmacopeia Drug Discovery, Inc. (the “Company”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments with respect to the Company’s Report on Form 10-Q for the quarterly period ended March 31, 2006 (the “10-Q”).

I am providing the Company’s response to the Comment Letter in the following numbered paragraphs, which correspond to the numbered paragraphs of the Comment Letter.

1.             Commission Comment:  Please provide in a disclosure-type format the certain circumstances under which either party may terminate the agreement and the circumstances under which you would be required to refund a portion of $15.0 million as well as how the amount to be repaid is determined in those circumstances.  Further explain to us why you feel that revenue recognition is appropriate given the potential for repayment of these amounts.  Include any references to the applicable authoritative literature upon which you relied in making this determination.

The Company acknowledges the Staff’s comment concerning the termination provisions in the Product Development and Commercialization Agreement among SmithKline Beecham Corporation doing business as GlaxoSmithKline, Glaxo Group Limited (together, “GSK”) and the Company dated March 24, 2006 (the “GSK Agreement”).  However, the Company does not believe it would be appropriate to disclose the specific circumstances under which each party has the right to terminate the GSK Agreement in its sole discretion.  The Company also does not believe it is appropriate to disclose the specific circumstances under which it would be required to refund a portion of the up to $15.0 million in cash payments it may receive from GSK or how the amount of any refund will be determined in that case.  If these termination provisions are publicly disclosed, competitors of the Company would be made fully aware of rights between the parties under the GSK Agreement that have been extensively negotiated and represent a number of trade-offs.  This information would provide competitors and/or potential future strategic partners an unfair competitive advantage when negotiating similar provisions with the Company in future collaboration arrangements.  In addition, because the material terms of the GSK Agreement have already been disclosed publicly by the Company, including in the 10-Q, the Company believes that the additional requested disclosure concerning the termination provisions would not add to investors’ understanding and appreciation of the Agreement.  The Company confirms to the Staff that the termination provisions are treated as highly confidential by the Company and have not been publicly disclosed or widely disseminated within the Company.  In addition, the Company confirms to the Staff that the termination provisions were redacted pursuant to a request for confidential treatment dated May 12, 2006 when the Company filed the GSK Agreement as Exhibit 10.1 to the 10-Q.

The Company also informs the Staff that the Company’s revenue recognition approach with respect to the GSK Agreement takes into account the termination provisions. The Company recognizes revenue under the GSK Agreement on a proportional performance basis, in an amount from time to time less than or equal to the non-refundable portion (the “Cap”) of the tranched cash payments received in connection with the initial discovery activities to be conducted by the Company under the GSK Agreement. The Company believes an important factor to consider is that the refund provisions of the GSK Agreement only become applicable if the Company exercises its discretionary termination right, an action that is under the Company’s sole control.  On a monthly basis, the Company analyzes revenue earned under the GSK Agreement, comparing the total revenue recognized to date against the Cap. In the event earned revenue should exceed the Cap, the Company will defer such excess revenue until such time as the non-refundable portion increases to allow such revenue to be recognized. There are no instances where the deferred revenue would be amortized below the amount that could potentially be refundable pursuant to the terms of the GSK Agreement.  The Company believes that such measurement is appropriate under the provisions of Staff Accounting Bulletin 104 — Revenue Recognition (see Section A.4. “Selected Revenue

Recognition Issues — Fixed or determinable sale price”).  The Company intends to revise the third paragraph of “Note 2 — Product Development and Commercialization Agreement with GSK” in its future filings by adding the following sentence to clarify the Company’s revenue recognition regarding the termination provisions of the GSK Agreement:

However, there are no instances where the deferred revenue would be amortized below the amount that could be potentially refundable pursuant to the terms of the GSK Agreement.  Further, should GSK exercise its discretionary termination rights, there are no provisions in the GSK Agreement that would require the Company to refund payments received relating to its performance of initial discovery activities under the GSK Agreement.

2.             Commission Comment:  Please provide to us in disclosure type format a discussion of the amount of future milestone payments and the events that cause the payment of these amounts related to this agreement.

The Company acknowledges the Staff’s Comment.  The Company will disclose the amount of the milestone payment payable at the start of Phase 1 clinical trials under the License Agreement dated March 27, 2006 (the “BMS Agreement”) between the Company and Bristol-Myers Squibb Company (“BMS”) because the Company is also publicly disclosing when it expects to file a related Investigational New Drug Application.  However, the Company does not believe it is helpful to investors to disclose at this time the amounts of other future milestone payments that could be paid under the BMS Agreement because it is extremely uncertain whether the events that would trigger some or all of such payments will occur in whole or in part.  The Company intends to revise the first two sentences of the second paragraph of “Note 3 — License Agreement with Bristol-Myers Squibb” in its future filings as follows to provide additional disclosure concerning the events that would require the payment of milestones:

Under the terms of the agreement, in lieu of an upfront cash payment, the Company is providing BMS a set of compound libraries, over a period of approximately three years following the execution of the agreement and will pay BMS milestone payments upon the achievement of successive clinical and regulatory events in the United States and certain other jurisdictions, and royalties on sales of products, if any, resulting from the DARA program.  The first such milestone payment related to a clinical event would be the payment of $1.0 million upon the start, if any, of a Phase 1 clinical trial for the DARA program.

The Company will also add the applicable above disclosure to the “Contractual Obligations” discussion in its next report on Form 10-K.

The Company would be harmed competitively by disclosing the amounts of future milestone payments it could be required to pay under the BMS Agreement and the specific events that would require those payments.  The Company believes that disclosure of potential future payments and the events that trigger them could be of value to competitors or future collaborators or other third parties with which the Company enters into relationships because it would give them insight into the Company’s pricing structures.  This insight would cause competitive harm to the Company.  The Company confirms to the Staff that the milestone payment amounts and related events are treated as highly confidential by the Company and have not been publicly disclosed or widely disseminated within the Company.  In addition, the Company confirms to the Staff that this milestone payment information was redacted pursuant to a request for confidential treatment dated May 12, 2006 when the Company filed the BMS Agreement as Exhibit 10.2 to the 10-Q.

The Company intends to make the disclosure revisions set forth above in its Report on Form 10-Q for the quarterly period ended June 30, 2006 and in subsequent reports.

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to an applicable filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the United States federal securities laws.

Please refer any questions or comments with respect to this letter to the undersigned at (609) 452-3761.

Very truly yours,

/s/  Stephen C. Costalas

Stephen C. Costalas
Executive Vice President, General Counsel
and Secretary

cc:	Brian M. Posner, Executive Vice President, Chief Financial Officer
and Treasurer
Ella DeTrizio, Esq., Dechert LLP
Anthony Masherelli, Ernst & Young LLP